UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

T.G.C. INDUSTRIES INC. (TGE)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872417308
(CUSIP Number)

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1) Names of Reporting Persons, IRS Identification Nos. of Above Persons:
       OTR - Nominee Name for The State Teachers Retirement Board of Ohio, 31-1312155

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2) Check the appropriate box if a member of a group*  (a) [_]      (b) [_]

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3) SEC Use Only

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4) Citizenship or Place of Organization
       Columbus, Ohio

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Number of Shares Beneficially Owned by Each Reporting Person With
5) Sole Voting Power         740000
6) Shared Voting Power       0
7) Sole Dispositive Power    740000
8) Shared Dispositive Power  0

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9) Aggregate Amount Beneficially Owned by Each Reporting Person       740000

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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [_]

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11) Percent of Class Represented by Amount in Row (9)       5.09%

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12) Type of Reporting Person*       EP

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SCHEDULE 13G

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Item 1
  (a) Name of Issuer
    This Statement on Schedule 13G relates to the shares of Instrument
    T.G.C. INDUSTRIES INC.
  (b) Address of Issuer's Principal Executive Offices:
    	1304 Summit Ave, Suite 2
	Plano, TX  75074

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Item 2
  (a) Name of Person Filing:
    This Statement is filed by
    OTR - Nominee Name for The State Teachers Retirement Board of Ohio
  (b) Address of Principal Business Office:
    The business address of OTR - Nominee Name for The State
    Teachers Retirement Board of Ohio is
    275 East Broad Street
    Columbus, Ohio 43215
  (c) Citizenship:     Not Applicable
  (d) Title of Class of Securities:
    The securities are shares of a Common Stock.
  (e) CUSIP No.:
    The CUSIP Number for the investment is 872417308.
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Item 3        Type of Person Filing:
  STRS is an employee benefit plan established for teachers of the public schools of Ohio to provide retirement allowances and other benefits under the terms of Chapter 3307 of the Ohio Revised Code.

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Item 4       OWNERSHIP
  (a) Amount Beneficially Owned:
    STRS owns 740000 shares of T.G.C. INDUSTRIES INC.
  (b) Percent of Class:
    STRS believes that there are presently 14547000 outstanding shares of
    T.G.C. INDUSTRIES INC.; therefore, STRS' ownership of 740000 shares of T.G.C. INDUSTRIES INC. Common Stock is 5.09 percent of this class.
  (c) Number of Shares As To Which Such Person Has Power:
    (i) Sole power to vote or to direct the vote    740000
    (ii) Shared power to vote or to direct the vote    0
    (iii) Sole power to dispose or to direct the disposition of     740000
    (iv) Shared power to dispose or to direct the disposition of 0 shares of T.G.C. INDUSTRIES INC. Common stock.

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Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
  If this statements is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five (5) percent of the class of securities, check the following [ ].
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Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

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Item 7        IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
  Not Applicable

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Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
  Not Applicable

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Item 9        NOTICE OF DISSOLUTION OF GROUP
  Not Applicable

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Item 10        CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct
DATED:     01/30/2006

OTR - Nominee Name for The State Teachers Retirement Board of Ohio 275 East Broad Street
Columbus, Ohio 43215
STEPHEN A. MITCHELL
/s/Stephen A. Mitchell
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Stephen A. Mitchell
Deputy Executive Director, Investments
614-227-4003